EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended November 30, 2008, the PIA MBS Bond Fund increased undistributed net investment income by $120,369 and decreased accumulated net realized gain on investments by $120,369.

For the year ended November 30, 2008, the PIA Moderate Duration Bond Fund increased undistributed net investment income and decreased accumulated net realized loss on investments by $1,561.

For the year ended November 30, 2008, the PIA Short-Term Securities Fund increased undistributed net investment income and decreased accumulated net realized loss on investments by $38,531.

The reclassifications have no effect on net assets or net asset value per share and relate primarily to paydown adjustments.